Exhibit 99

Risk Factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011, as supplemented by Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and through updating of various statistical and other information.

Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the “Capital Requirements.” While formulations of minimum capital vary among jurisdictions, the most common formulation allows for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position (“MPP”). The “policyholder position” of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

At March 31, 2012, MGIC’s risk-to-capital ratio was 20.3 to 1 and its policyholder position exceeded the MPP by $197 million. We currently expect MGIC’s risk-to-capital to exceed 25 to 1 in the second half of 2012. At March 31, 2012, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 22.2 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements.

Under a statutory accounting principle that became effective January 1, 2012, as MGIC approaches a risk-to-capital ratio of 25 to 1, the benefit to statutory capital allowed for deferred tax assets will be eliminated. Effectively, MGIC’s risk-to-capital ratio, computed while excluding any deferred tax assets from statutory capital, must be under 25 to 1 in order to include such assets in the amount of available statutory capital. Any exclusion of these assets would negatively impact our statutory capital for purposes of calculating compliance with the Capital Requirements. At March 31, 2012, deferred tax assets of $141 million were included in MGIC’s statutory capital. For more information about factors that could negatively impact our compliance with Capital Requirements, which depending on the severity of adverse outcomes could result in material non-compliance with Capital Requirements, see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future,” “— We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability” and “— The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized.” As discussed below, in accordance with Accounting Standards Codification (“ASC”) 450-20, we have not accrued an estimated loss in our financial statements to reflect possible adverse developments in litigation or other dispute resolution proceedings. An accrual, if required and depending on the amount, could result in material non-compliance with Capital Requirements.

Although we currently meet the Capital Requirements of Wisconsin, the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”) has waived them until December 31, 2013. In place of the Capital Requirements, the OCI Order containing the waiver of Capital Requirements (the “OCI Order”) provides that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. The OCI Order requires MGIC Investment Corporation, beginning January 1, 2012 and continuing through the earlier of December 31, 2013 and the termination of the OCI Order (the “Covered Period”), to make cash equity contributions to MGIC as may be necessary so that its “Liquid Assets” are at least $1 billion (this portion of the OCI Order is referred to as the “Keepwell Provision”). “Liquid Assets,” which include those of MGIC as well as those held in certain of our subsidiaries, excluding MGIC Indemnity Corporation (“MIC”) and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of March 31, 2012, “Liquid Assets” were approximately $5.9 billion. Although we do not expect that MGIC’s Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after March 31, 2012 and through the end of the Covered Period as MGIC’s claim payments and other uses of cash continue to exceed cash generated from operations. For more information about factors that could negatively impact MGIC’s Liquid Assets, see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future,” “— We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability” and “— The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized.”

Previously, MGIC also applied for waivers in the other jurisdictions with Capital Requirements and received waivers from some of them. Most of those waivers expired December 31, 2011. Although we currently meet the Capital Requirements in those other jurisdictions, we have re-applied for waivers of them.  Some jurisdictions denied our previous request for a waiver and those and other jurisdictions may deny our current or future requests. The OCI and other insurance departments, in their sole discretion, may modify, terminate or extend their waivers, although any modification or extension of the Keepwell Provision requires our written consent. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC does not comply with the Capital Requirements. New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in 2011 and the first quarter of 2012. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that we will receive a waiver of all Capital Requirements; that the OCI or any other jurisdiction that has granted a waiver of its Capital Requirements will not modify or revoke the waiver, or will renew the waiver when it expires; or that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. Depending on the circumstances, the amount of additional capital we might need could be substantial. See “— Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.”

We have implemented a plan to write new mortgage insurance in MIC, a direct subsidiary of MGIC, in selected jurisdictions in order to address our expectation that in the future MGIC will not meet the Capital Requirements discussed above and may not be able to obtain appropriate waivers of them. As part of this plan, and pursuant to the OCI Order, MGIC contributed $200 million to MIC in January 2012. As of March 31, 2012, MIC had statutory capital of $437 million. MIC is licensed to write business in all jurisdictions and has received the necessary approvals from Fannie Mae and Freddie Mac (the “GSEs”) and the OCI to write business in all of the jurisdictions in which we expect MGIC would be prohibited from continuing to write new business in the event of MGIC’s failure to meet Capital Requirements and obtain waivers of them. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to insure loans purchased or guaranteed by Fannie Mae or Freddie Mac. If this were to occur, we would need to seek the GSEs’ approval to allow MIC to write business in those jurisdictions.

Under an agreement in place with Fannie Mae, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC’s failure to meet Capital Requirements and to obtain a waiver of them. The agreement with Fannie Mae, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2012. Such conditions include the continued effectiveness of the OCI Order and the continued applicability of the Keepwell Provisions in the OCI Order. As noted above, we cannot assure you that the OCI will not modify or revoke the OCI Order, or that it will renew it when it expires.

Under a letter dated January 23, 2012, Freddie Mac has approved MIC to write business only in those jurisdictions where MGIC does not meet the Capital Requirements and does not obtain waivers of them. Freddie Mac anticipates that MGIC will obtain waivers of the minimum Capital Requirements of most jurisdictions that have such requirements. Therefore, approval of MIC as an eligible mortgage insurer is currently only given for New York, Idaho and Puerto Rico. The approval from Freddie Mac, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the SEC on January 24, 2012. Such conditions include requirements that while MIC is writing new business under the Freddie Mac approval, MIC may not exceed a risk-to-capital ratio of 20:1; MGIC and MIC comply with all terms and conditions of the OCI Order,  the OCI Order remain effective, and that MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC (as requested by the OCI, we have notified Freddie Mac that the OCI has objected to this last requirement and others contained in the Freddie Mac approval because those requirements do not recognize the OCI’s statutory authority and obligations). As noted above, we cannot assure you that the OCI will not modify or revoke the OCI Order, or that it will renew it when it expires. As noted above, Freddie Mac has approved MIC as an eligible insurer only through December 31, 2012 and Freddie Mac may modify the terms and conditions of its approval at any time without notice and may withdraw its approval of MIC as an eligible insurer at any time in its sole discretion. Unless Freddie Mac extends the term of its approval of MIC, whether MIC will continue as an eligible mortgage insurer after December 31, 2012 will be determined by Freddie Mac’s mortgage insurer eligibility requirements then in effect. For more information, see “— MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.”

Since mid-2011, two of our competitors, Republic Mortgage Insurance Company (“RMIC”) and PMI Mortgage Insurance Co. (“PMI”), ceased writing new insurance commitments, were placed under the supervision of the insurance departments of their respective domiciliary states and are subject to partial claim payment plans, under which their claim payments will be made at 50% for a certain period of time, with the remaining amount deferred. (PMI’s parent company subsequently filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.)

A failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet Capital Requirements, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC’s claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values, and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings or settlement discussions related to rescissions that we make, including those with Countrywide. (For more information about the Countrywide legal proceedings, see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.”)

The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.

The financial reform legislation that was passed in July 2010 (the “Dodd-Frank Act” or “Dodd-Frank”) requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages (“QRMs”) or that are insured by the FHA or another federal agency. In March 2011, federal regulators requested public comments on a proposed risk retention rule that includes a definition of QRM. The proposed definition of QRM contains many underwriting requirements, including a maximum loan-to-value ratio (“LTV”) of 80% on a home purchase transaction, a prohibition on seller contributions toward a borrower’s down payment or closing costs, and certain limits on a borrower’s debt-to-income ratio. The LTV is to be calculated without including mortgage insurance. The following table shows the percentage of our new risk written by LTV for 2011 and the first quarter of 2012.

	Percentage of new risk written
	Year 2011	1st Qtr 2012
LTV:
80% and under	0%	0%
80.1% - 85%	6%	7%
85.1% - 90%	41%	39%
90.1% - 95%	50%	51%
95.1% - 97%	3%	3%
> 97%	0%	0%

The regulators also requested public comments regarding an alternative QRM definition, the underwriting requirements of which would allow loans with a maximum LTV of 90% and higher debt-to-income ratios than allowed under the proposed QRM definition, and that may consider mortgage insurance in determining whether the LTV requirement is met. We estimate that approximately 22% of our new risk written in 2011 and 24% of our new risk written in the first quarter of 2012 was on loans that would have met the alternative QRM definition.

The regulators also requested that the public comments include information that may be used to assess whether mortgage insurance reduces the risk of default. We submitted a comment letter, including studies to the effect that mortgage insurance reduces the risk of default.

The public comment period for the proposed rule expired on August 1, 2011. At this time we do not know when a final rule will be issued. Under the proposed rule, because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, lenders that originate loans that are sold to the GSEs while they are in conservatorship will not be required to retain risk associated with those loans.

Depending on, among other things, (a) the final definition of QRM and its requirements for LTV, seller contribution and debt-to-income ratio, (b) to what extent, if any, the presence of mortgage insurance would allow for a higher LTV in the definition of QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans, the amount of new insurance that we write may be materially adversely affected. See also “— If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.”

Alternatives to private mortgage insurance include:

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•
investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

•
lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008. We believe that the FHA’s market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA’s programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA’s competitive position against private mortgage insurers. However, the FHA’s current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), may allow us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA’s share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; increases in guarantee fees charged by the GSEs, including those that occurred in April 2012; changes to the FHA’s annual premiums that are expected to be phased in over the next two years; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

•
the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters (which may be changed by federal legislation), when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,

•	whether the GSEs influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•
the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,

•	the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase, and

•
the extent to which the GSEs intervene in mortgage insurers’ rescission practices or rescission settlement practices with lenders. For additional information, see “— Our losses could increase if rescission rates decrease faster than we are projecting, we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements.”

In September 2008, the Federal Housing Finance Agency (“FHFA”) was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry’s inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released on February 11, 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government’s footprint in housing finance, and help bring private capital back to the mortgage market. Members of Congress have since introduced several bills intended to scale back the GSEs. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

The GSEs have different loan purchase programs that allow different levels of mortgage insurance coverage. Under the “charter coverage” program, on certain loans lenders may choose a mortgage insurance coverage percentage that is less than the GSEs’ “standard coverage” and only the minimum required by the GSEs’ charters, with the GSEs paying a lower price for such loans. In 2011 and the first quarter of 2012, nearly all of our volume was on loans with GSE standard coverage. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to GSEs in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

MGIC may not continue to meet the GSEs’ mortgage insurer eligibility requirements.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements to maintain the highest level of eligibility, including a financial strength rating of Aa3/AA-. Because MGIC does not meet such financial strength rating requirements of Fannie Mae and Freddie Mac (its financial strength rating from Moody’s is B1, with a negative outlook, and from Standard & Poor’s is B, with a negative outlook), MGIC is currently operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction with a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. In particular, the GSEs are currently in discussions with mortgage insurers regarding their standard mortgage insurer eligibility requirements and may make changes to them in the near future that may make them more stringent than the current requirements. The GSEs may include the eligibility requirements, as finally adopted, as part of our current remediation plan. If MGIC ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

We have reported net losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability.

For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, we had a net loss of $0.5 billion, $0.4 billion, $1.3 billion, $0.5 billion and $1.7 billion, respectively. For the first quarter of 2012, we reported a net loss of $19.6 million. We currently expect to continue to report annual net losses, the size of which will depend primarily on the amount of our incurred and paid losses from our existing business, which could increase due to developments in ongoing legal proceedings related to rescissions and the disagreement with Freddie Mac regarding the interpretation of a pool policy (see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future”), and to a lesser extent on the amount and profitability of our new business. Our incurred and paid losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Conditions that could delay our return to profitability include low housing values, high unemployment rates, low cure rates, changes to our current rescission practices and unfavorable resolution of ongoing legal proceedings. In this regard, see “— Our losses could increase if rescission rates decrease faster than we are projecting, we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements” and “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.” The net losses we have experienced have eroded, and any future net losses will erode, our shareholders’ equity and could result in equity being negative.

Our losses could increase if rescission rates decrease faster than we are projecting, we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements.

Historically, rescissions of coverage on loans for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescission of coverage on loans has materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion; in 2011, rescissions mitigated our paid losses by approximately $0.6 billion; and in the first quarter of 2012, rescissions mitigated our paid losses by approximately $80 million (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, 13% to 19% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009.

As previously disclosed, in the second half of 2011, Countrywide materially increased the percentage of loans for which it is rebutting the assertions that we make prior to rescinding a loan. When we receive a rebuttal prior to a rescission, we do not rescind coverage until after we respond to the rebuttal. This resulted in our having, as of December 31, 2011, a substantial pipeline of pre-rescission rebuttals that, based on our historical experience with such rebuttals, we expected would eventually result in rescissions. As noted in our risk factor titled “We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future,” we are in mediation in an effort to resolve our dispute with Countrywide. In connection with that mediation, we have voluntarily suspended rescissions of coverage related to loans that we believe could be included in a potential resolution, including those that had been in our December 31, 2011 pipeline of pre-rescission rebuttals. As of March 31, 2012, coverage on approximately 860 loans, representing total potential claim payments of approximately $65 million, that we had determined was rescindable was affected by our decision to suspend such rescissions. Substantially all of these potential rescissions relate to claims received beginning in the first quarter of 2011 or later and, had we not suspended rescissions, most of these rescissions would have mitigated paid claims in the first quarter of 2012. In addition, as of March 31, 2012, approximately 250 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than Countrywide. Although the loans, with suspended rescissions, are included in our delinquency inventory, for purposes of determining our reserve amounts, it is assumed that coverage on these loans will be rescinded. The decision to suspend these potential rescissions does not represent the only reason for the recent decline in the percentage of claims that have been resolved through rescissions and we continue to expect that our rescissions will continue to decline.

Our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we expect to pay on our delinquent inventory. Historically, the number of rescissions that we have reversed has been immaterial. A variance between ultimate actual rescission and reversal rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See “— Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.” We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011 and the first quarter of 2012, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. At March 31, 2012, we had 160,473 loans in our primary delinquency inventory; a significant portion of these loans will cure their delinquency or be rescinded and will not involve paid claims.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions since 2009 that are not subject to a settlement agreement, the period in which a dispute may be brought has not ended. We consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. For more information about these legal proceedings, see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.”

In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

In 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. We continue to discuss with other lender-customers their objections to material rescissions and have reached settlement terms with several of our significant lender-customers. In connection with some of these settlement discussions, we have suspended rescissions related to loans that we believe could be included in potential settlements. As of March 31, 2012, approximately 250 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than Countrywide. Any definitive agreement with these customers would be subject to GSE approval under announcements they made last year. One GSE has approved one of our settlement agreements, with no related suspended rescissions and we believe that it is probable (within the meaning of ASC 450-20) that this agreement will be approved by the other GSE. As a result, we considered the terms of the agreement when establishing our loss reserves at March 31, 2012. This agreement did not have a significant impact on our established loss reserves. Neither GSE has approved our other settlement agreements and the terms of these other agreements were not considered when establishing our loss reserves at March 31, 2012. The terms of our settlement agreements vary and there can be no assurances that either GSE will approve any other settlement agreements. We have also reached settlement agreements that do not require GSE approval, but they have not been material in the aggregate.

We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. On or about December 9, 2011, seven mortgage insurers (including MGIC) and a large mortgage lender (which was the named plaintiffs’ lender) were named as defendants in a complaint, alleged to be a class action, filed in U.S. District Court for the Central District of California. Since then, as of April 19, 2012, six similar cases have been filed naming various mortgage lenders and mortgage insurers (including MGIC) as defendants. One of those six cases has been voluntarily dismissed. The complaints in all seven cases alleged various causes of action related to the captive mortgage reinsurance arrangements of the mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders’ captive reinsurer in relation to the risk assumed by that captive. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department (now known as the New York Department of Financial Services), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MN Department”), which regulates insurance, we provided the MN Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008, the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions, including as recently as May 2011.

In addition, beginning in June 2008, and as recently as December 2011, we received various subpoenas from the U.S. Department of Housing and Urban Development (“HUD”), seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. In January 2012, we received correspondence from the Consumer Financial Protection Bureau (“CFPB”) indicating that the CFPB had opened an investigation into captive mortgage reinsurance premium ceding practices by private mortgage insurers. In that correspondence, the CFPB also requested, among other things, certain information regarding captive mortgage reinsurance transactions in which we participated. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief, including civil penalties and injunctions against violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, we are uncertain whether the CFPB, established by the Dodd-Frank Act to regulate the offering and provision of consumer financial products or services under federal law, will issue any rules or regulations that affect our business apart from any action it may take as a result of its investigation of captive mortgage reinsurance. Such rules and regulations could have a material adverse effect on us.

In July 2011, the U.S. Department of Justice (“DOJ”) filed a civil complaint against MGIC and two of its employees in the U.S. District Court for the Western District of Pennsylvania. The complaint sought redress for alleged housing discrimination. On April 30, 2012, the parties agreed to the terms of a Consent Order under which, among other things, MGIC, while denying any claim of unlawful discrimination, agreed to pay (i) $511,250 into a settlement fund for possible payments to 70 individuals covered by the settlement (including the individual loan applicant on whose behalf the DOJ filed its complaint), and (ii) $38,750 as a separate civil penalty.

In October 2010, a separate purported class action lawsuit was filed against MGIC by the same loan applicant in the same District Court in which the above-referenced DOJ complaint was filed. In this separate lawsuit, the loan applicant alleged that MGIC discriminated against her and certain proposed class members on the basis of sex and familial status when MGIC underwrote their loans for mortgage insurance. In May 2011, the District Court granted MGIC’s motion to dismiss with respect to all claims except certain Fair Housing Act claims. On April 30, 2012, the parties submitted to the District Court a Memorandum of Understanding containing the terms and conditions of a proposed settlement of the lawsuit. Under the Memorandum of Understanding, MGIC would create a settlement fund of $500,000 (in addition to the settlement fund created in the DOJ lawsuit referenced above) to pay claims of certain members of the proposed class, would pay the class representative an incentive fee of $7,500, and would pay an as yet undetermined amount of attorneys' fees to class counsel.  Any monies remaining in the settlement fund following the complete administration of the claims process in the case would be returned to MGIC. The Memorandum of Understanding is intended to guide the parties’ subsequent good faith settlement negotiations, but is not binding on the parties. In addition, any definitive settlement agreement reached by the parties would require final approval by the District Court. Based on the facts known at this time, we do not foresee the ultimate resolution of this case having a material adverse effect on us.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees’ Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the “Complaint”) in June 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS (a former minority-owned, unconsolidated, joint venture investment), including its liquidity. The Complaint also named two officers of C-BASS with respect to the Complaints’ allegations regarding C-BASS. Our motion to dismiss the Complaint was granted in February 2010. In March 2010, plaintiffs filed a motion for leave to file an amended complaint. Attached to this motion was a proposed Amended Complaint (the “Amended Complaint”). The Amended Complaint alleged that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also named two officers of C-BASS with respect to the Amended Complaint’s allegations regarding C-BASS. The purported class period covered by the Amended Complaint began on February 6, 2007 and ended on August 13, 2007. The Amended Complaint sought damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. In December 2010, the plaintiffs’ motion to file an amended complaint was denied and the Complaint was dismissed with prejudice. In January 2011, the plaintiffs appealed the February 2010 and December 2010 decisions to the United States Court of Appeals for the Seventh Circuit; during oral argument before the Appeals Court regarding the case on January 12, 2012, the plaintiffs confirmed the appeal was limited to issues regarding C-BASS. On April 12, 2012, the Appeals Court affirmed the dismissals by the District Court. The plaintiffs are entitled to seek review of the Appeals Court decision by the U.S. Supreme Court. In June 2011, the plaintiffs filed a motion with the District Court for relief from that court’s judgment of dismissal on the ground of newly discovered evidence consisting of transcripts the plaintiffs obtained of testimony taken by the Securities and Exchange Commission in its now-terminated investigation regarding C-BASS. We are opposing this motion and the matter is awaiting decision by the District Court. We are unable to predict the ultimate outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan’s investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

In December 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. In October 2011, the United States District Court for the Northern District of California, to which the case had been removed, entered an order staying the litigation in favor of the arbitration proceeding we commenced against Countrywide in February 2010.

In the arbitration proceeding, we are seeking a determination that MGIC is entitled to rescind coverage on the loans involved in the proceeding. From January 1, 2008 through March 31, 2012, rescissions of coverage on Countrywide-related loans mitigated our paid losses on the order of $435 million. This amount is the amount we estimate we would have paid had the coverage not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was approximately $72,300. Various materials exchanged by MGIC and Countrywide in 2011 bring into the dispute loans we did not consider before then to be Countrywide-related and loans on which MGIC rescinded coverage subsequent to those specified at the time MGIC began the proceeding (including loans insured through the bulk channel), and set forth Countrywide’s contention that, in addition to the claim amounts under coverage it alleges MGIC has improperly rescinded, Countrywide is entitled to other damages of almost $700 million as well as exemplary damages. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel’s determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 “bellwether” loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans has been scheduled to begin in March 2013.

We are in mediation in an effort to resolve our dispute with Countrywide, although we cannot predict whether the mediation will result in a resolution. If it does, a resolution with Countrywide will be subject to various conditions before it becomes effective. In connection with our mediation with Countrywide, we have voluntarily suspended rescissions related to loans that we believe could be covered by a potential resolution. As of March 31, 2012, coverage on approximately 860 loans, representing total potential claim payments of approximately $65 million, that we had determined was rescindable was affected by our decision to suspend such rescissions. Substantially all of these potential rescissions relate to claims received beginning in the first quarter of 2011 or later. If we are able to reach a resolution with Countrywide, under ASC 450-20, we would record the effects of the resolution in our accounts when we determine that it is probable the resolution will become effective and the financial effect on us can be reasonably estimated. We expect that if these conditions to recording would be met, the financial statement effect on us would involve the recognition of additional loss, which would negatively impact our capital.

If we are not able to reach a resolution with Countrywide, we intend to defend MGIC against any further proceedings arising from Countrywide’s complaint and to advocate MGIC’s position in the arbitration, vigorously. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding. An accrual for an adverse outcome in this (or any other) proceeding would be a reduction to our capital. In this regard, see “— Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.”

At March 31, 2012, 34,825 loans in our primary delinquency inventory were Countrywide-related loans (approximately 22% of our primary delinquency inventory). As noted above, we have suspended Countrywide rescissions of coverage on loans that we believe could be included in a potential resolution with Countrywide. Although these loans are included in our delinquency inventory, for purposes of determining our reserve amounts, it is assumed that coverage on these loans will be rescinded. We expect a significant portion of the Countrywide loans in our delinquency inventory will cure their delinquency or their coverage will be rescinded and will not involve paid claims. From January 1, 2008 through March 31, 2012, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or the coverage is rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately 80% were paid and coverage on the remaining 20% were rescinded. Had we processed the rescissions we have suspended, these percentages would be approximately 78% and 22%, respectively.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers with which we have not entered into settlement agreements, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. From January 1, 2008 through March 31, 2012, we estimate that total rescissions mitigated our incurred losses by approximately $3.1 billion, which included approximately $2.7 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At March 31, 2012, we estimate that our total loss reserves were benefited from rescissions by approximately $0.6 billion.

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations and pre-rescission rebuttals (including those involving loans related to Countrywide) that we expect will eventually result in future rescissions. For additional information about rescissions as well as rescission settlement agreements, see “— Our losses could increase if rescission rates decrease faster than we are projecting, we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements.”

MGIC and Freddie Mac disagree on the amount of the aggregate loss limit under certain pool insurance policies insuring Freddie Mac that share a single aggregate loss limit. We believe the initial aggregate loss limit for a particular pool of loans insured under a policy decreases to correspond to the termination of coverage for that pool under that policy while Freddie Mac believes the initial aggregate loss limit remains in effect until the last of the policies that provided coverage for any of the pools terminates. The aggregate loss limit is approximately $535 million higher under Freddie Mac’s interpretation than under our interpretation. We account for losses under our interpretation although it is reasonably possible that were the matter to be decided by a third party our interpretation would not prevail. The differing interpretations had no effect on our results until the second quarter of 2011. For 2011 and the first quarter of 2012, our incurred losses would have been $192 million and $49 million higher, respectively, had they been recorded based on Freddie Mac’s interpretation, and our capital and Capital Requirements would have been negatively impacted. See our risk factor titled, “Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.” We expect the incurred losses that would have been recorded under Freddie Mac’s interpretation will continue to increase in future quarters. We have discussed the disagreement with Freddie Mac in an effort to resolve it and expect to have future discussions with them. A specimen of the policies at issue is filed as Exhibit 99.6 to our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 29, 2012.

A non-insurance subsidiary of our holding company is a shareholder of the corporation that operates the Mortgage Electronic Registration System (“MERS”).  Our subsidiary, as a shareholder of MERS, along with MERS and its other shareholders, are defendants in four lawsuits asserting various causes of action arising from allegedly improper recording and foreclosure activities by MERS.  One of these lawsuits was dismissed by the court in which it was filed and is on appeal.  In addition, our subsidiary as a shareholder of MERS, was a defendant in two other lawsuits that were dismissed by the courts in which they were filed, but those dismissals were not appealed.  The damages sought in all of these actions are substantial.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

The settlement agreement we reached with the Internal Revenue Service, relating to significant proposed adjustments to our taxable income for 2000 through 2007, may not be finalized.

The Internal Revenue Service (“IRS”) completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits (“REMICs”). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest, which may be substantial. Additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial. We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million with the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS. Because net operating losses that we incurred in 2009 were carried back to taxable years that were included in the settlement agreement, it was subject to review by the Joint Committee on Taxation of Congress. Following that review, the IRS indicated that it is reconsidering the terms of the settlement. We are attempting to address the IRS’ concerns, but there is a risk that we may not be able to settle the proposed adjustments with the IRS or, alternatively, that the terms of any final settlement will be more costly to us than the currently proposed settlement. In the event that we are unable to reach any settlement of the proposed adjustments, we would be required to litigate their validity in order to avoid a full concession to the IRS. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We adjusted our tax provision and liabilities for the effects of the tentative settlement agreement in 2010. The IRS’ reconsideration of the terms of the settlement agreement did not change our belief that the previously recorded items are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see “— Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.”

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with generally accepted accounting principles in the United States, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is often referred to as “IBNR”). We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as such losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions. We rescind coverage on loans and deny claims in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide, or from ongoing disagreements over the interpretation of our policy, including those with Freddie Mac related to the computation of the aggregate loss limit under a pool insurance policy. For more information regarding our legal proceedings with Countrywide and the Freddie Mac disagreement, see “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future.”

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

Loan modification and other similar programs may not continue to provide material benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, 2011 and the first quarter of 2012, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion, $1.8 billion and $300 million, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. For internal reporting purposes, we assume approximately 50% of those modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program (“HAMP”). Some of HAMP’s eligibility criteria relate to the borrower’s current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP’s three month “trial modification” period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 10,280 loans in our primary delinquent inventory at March 31, 2012 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through March 31, 2012 approximately 40,600 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2011 and the first quarter of 2012, approximately 18% and 14%, respectively, of our primary cures were the result of a modification, with HAMP accounting for approximately 70% and 78% of those modifications, respectively. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly over time. Recent announcements by the U.S. Treasury have extended the end date of the HAMP program through 2013, expanded the eligibility criteria of HAMP and increased lenders’ incentives to modify loans through principal forgiveness. Approximately 67% of the loans in our primary delinquent inventory are guaranteed by the GSEs. The GSEs have informed us that they already use expanded criteria (beyond the HAMP guidelines) for determining eligibility for loan modification and currently do not offer principal forgiveness. Therefore, we currently expect new loan modifications will continue to only modestly mitigate our losses in 2012.

In 2009, the GSEs began offering the Home Affordable Refinance Program (“HARP”). HARP allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances, including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower’s mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower’s mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

•	restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders,

•	the level of home mortgage interest rates and the deductibility of mortgage interest for income tax purposes,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

As noted above, the Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues. Such a decline could be caused by, among other things, the definition of “qualified residential mortgages” by regulators implementing the Dodd-Frank Act. See “— The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.”

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

As noted above, the FHA substantially increased its market share beginning in 2008. It is difficult to predict the FHA’s future market share due to, among other factors, different loan eligibility terms between the FHA and the GSEs, potential increases in guarantee fees charged by the GSEs, changes to the FHA’s annual premiums that are expected to be phased in over the next two years, and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During 2011 and the first quarter of 2012, approximately 9% and 10%, respectively, of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during each of those periods. Our private mortgage insurance competitors include:

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	CMG Mortgage Insurance Company, and

•	Essent Guaranty, Inc.

As noted above, PMI Mortgage Insurance Company and Republic Mortgage Insurance Company ceased writing business in 2011. Based on public disclosures, these competitors approximated slightly more than 20% of the private mortgage insurance industry volume in the first half of 2011. Most of the market share of these two former competitors has gone to other mortgage insurers and not to us because, among other reasons, some competitors have materially lower premiums than we do on single premium policies, one of these competitors also uses a risk weighted pricing model that typically results in lower premiums than we charge on certain loans and one of these competitors has effectively delegated underwriting to the GSEs. We continuously monitor the competitive landscape and make adjustments to our pricing and underwriting guidelines as warranted. In the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. In 2011 and the first quarter of 2012, loans with credit scores of 760 or higher represented approximately 55% and 54%, respectively, of our new insurance written. If the lower premium rates had been in place during 2011, our average premium rate on new business would have decreased from approximately 61 basis points to approximately 57 basis points, all other things being equal. While a decrease in premium rates on a significant portion of our new insurance written will reduce revenue, it is possible that our new insurance written will increase in the future as a result of the lower premium rates and it is unclear what the net effect of the changes will be on our future premiums.

Until recently, the mortgage insurance industry had not had new entrants in many years. In 2010, Essent Guaranty, Inc. began writing new mortgage insurance. Essent has publicly reported that one of its investors is JPMorgan Chase which is one of our customers. We understand that another new company, NMI Holdings Inc., has recently raised $550 million in order to enter the mortgage insurance business. The perceived increase in credit quality of loans that are being insured today, the deterioration of the financial strength ratings of the existing mortgage insurance companies and the possibility of a decrease in the FHA’s share of the mortgage insurance market may encourage additional new entrants.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers and rescission of coverage on loans that affect the customer. We have ongoing discussions with lenders who are significant customers regarding their objections to our rescissions. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescission practices shortly after Countrywide ceased doing business with us. See “— We are defendants in private and government litigation and are subject to the risk of additional private litigation, government litigation and regulatory proceedings in the future” for more information about this litigation and the arbitration case we filed against Countrywide regarding rescissions.

We believe some lenders assess a mortgage insurer’s financial strength rating as an important element of the process through which they select mortgage insurers. As a result of MGIC’s less than investment grade financial strength rating, MGIC may be competitively disadvantaged with these lenders. MGIC’s financial strength rating from Moody’s is B1, with a negative outlook, and from Standard & Poor’s is B with a negative outlook. It is possible that MGIC’s financial strength ratings could decline from these levels.

Downturns in the domestic economy or declines in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders, higher interest rates generally or changes to the deductibility of mortgage interest for income tax purposes, or other factors. The residential mortgage market in the United States has for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing into early 2012 in a number of geographic areas. Home values may continue to deteriorate and unemployment levels may remain elevated or increase.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or higher total debt-to-income ratios, as well as loans having combinations of higher risk factors. As of March 31, 2012, approximately 25.7% of our primary risk in force consisted of loans with loan-to-value ratios greater than 95%, 8.4% had FICO credit scores below 620, and 9.9% had limited underwriting, including limited borrower documentation, each attribute as determined at the time of loan origination. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under “doc waiver” programs that do not require verification of borrower income are classified by us as “full documentation.” For additional information about such loans, see footnote (3) to the composition of primary default inventory table under “Results of Consolidated Operations-Losses-Losses incurred in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 5% of the loans we insured in 2011 and fewer than 4% of the loans we insured in the first quarter of 2012. A large percentage of the exceptions were made for loans with debt-to-income ratios slightly above our guidelines or financial reserves slightly below our guidelines. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. As noted above in “— Competition or changes in our relationships with our customers could reduce our revenues or increase our losses,” in the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Our underwriting guidelines are available on our website at http://www.mgic.com/guides/underwriting.html.

Later this year we will begin writing a portion of our new insurance under an endorsement to our master policy that will limit our ability to rescind coverage on loans that meet the conditions in that endorsement, which is filed as Exhibit 99.7 to this quarterly report. Availability of the endorsement is subject to approval in specified jurisdictions. We expect that eventually a significant portion of our new insurance written will have rescission terms equivalent to those in this endorsement. The GSEs have advised us that loans insured under the endorsement will be eligible for sale to the GSEs.

As of March 31, 2012, approximately 2.5% of our primary risk in force written through the flow channel, and 32.4% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs and adjustable rate mortgages whose interest rates may only be adjusted after five years would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans included in Wall Street securitizations because the performance of such loans deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of March 31, 2012, the premium deficiency reserve was $120.6 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

We continue to experience material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that an additional premium deficiency reserve on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

It is uncertain what effect foreclosure moratoriums and issues arising from the investigation of servicers’ foreclosure procedures will have on us.

Various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). Recently, various government agencies have been investigating large mortgage servicers and other parties to determine whether they acted improperly in foreclosure proceedings. We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim.

Past moratoriums, which were imposed to afford time to determine whether loans could be modified, did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium would do so. Therefore, unless a loan is cured during a moratorium, at the expiration of a moratorium, additional interest and expenses may be due to the lender from the borrower. For certain moratoriums (e.g., those imposed in order to afford time to modify loans), our paid claim amount may include some additional interest and expenses. For moratoriums or delays resulting from investigations into servicers and other parties’ actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums and delays may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

In early January 2011, the highest court in Massachusetts, a state in which foreclosures are accomplished by private sale rather than judicial action, held the foreclosure laws of that state required a person seeking to foreclose a mortgage to be the holder of the mortgage at the time notice of foreclosure was published. The servicers who had foreclosed in this case did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. Some courts in other jurisdictions have considered similar issues and reached similar conclusions, but other courts have reached different conclusions. These decisions have not had a direct impact on our claims processes or rescissions.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. Over the last several years, the mortgage loan servicing industry has experienced consolidation. The resulting reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses, and have resulted in an increasing amount of delinquent loan servicing being transferred to specialty servicers. The transfer of servicing can cause a disruption in the servicing of delinquent loans. Future housing market conditions could lead to additional increases in delinquencies. Managing a substantially higher volume of non-performing loans could lead to increased disruptions in the servicing of mortgages. Investigations into whether servicers have acted improperly in foreclosure proceedings may further strain the resources of servicers.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

Our persistency rate was 82.2% at March 31, 2012 compared to 82.9% at December 31, 2011 and 84.4% at December 31, 2010. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003. Future premiums on our insurance in force represent a material portion of our claims paying resources.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.

As noted above under “— Regulatory capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis,” we may be required to raise additional equity capital. Any such future sales would dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We also have $345 million principal amount of 5% Convertible Senior Notes outstanding. The Senior Notes are convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. We do not have the right to defer interest on these Senior Notes.

Our debt obligations materially exceed our holding company cash and investments

At March 31, 2012, we had $490 million in cash and investments at our holding company and our holding company’s debt obligations were $906 million in par value, consisting of $171 million of Senior Notes due in November 2015, $345 million of Convertible Senior Notes due in 2017, and $390 million of Convertible Junior Debentures due in 2063. Annual interest cost on the debt, as of March 31, 2012, was $61 million. Our holding company has no material sources of cash inflows other than investment income. Any additional capital contributions to our subsidiaries would further decrease our holding company cash and investments. See Note 8 – “Debt” to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for additional information about the holding company’s debt obligations, including restrictive covenants in our Senior Notes and our right to defer interest on our Convertible Junior Debentures.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord, or other changes to our customers’ capital requirements, may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (the “Basel Committee”) developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and 2010. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers’ capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.

The discussion above does not reflect the release by the Basel Committee in December 2010 of the nearly final version of Basel III or the subsequent guidance issued. Basel III will increase the capital requirements of certain banking organizations. Implementation of Basel III will require formal regulations, which have not yet been proposed by the federal banking agencies and will involve a substantial phase-in period. We are continuing to evaluate the potential effects of the Basel III guidelines on our business.

Our Australian operations may suffer significant losses.

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.